================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   FORM 11-K

                                ---------------

|x|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       or

|_| TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM __________ TO _________

                         COMMISSION FILE NO. 000-18516

                                ---------------

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            ARTESIAN RETIREMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                         ARTESIAN RESOURCES CORPORATION
                               664 CHURCHMANS RD.
                                NEWARK, DE 19702

================================================================================

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2005

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2005



                                      INDEX

                                                                   Page

INDEPENDENT AUDITORS' REPORT                                        1-2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for
    Benefits, December 31, 2005                                      3

  Statement of Net Assets Available for
    Benefits, December 31, 2004                                      4

  Statement of Changes in Net Assets
    Available for Benefits, Year
    Ended December 31, 2005                                          5

  Notes to the Financial Statements                                6-15

SUPPLEMENTARY INFORMATION

  Schedule of Assets Held for Investment Purposes                   16

                          Independent Auditors' Report


Participants, Board of Trustees and
  Administrator of Artesian Resources Corporation
  Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

                     Independent Auditors' Report (Cont'd.)


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, referred to as, "supplementary information", is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McBride Shopa and Company, P.A.


/s/ McBride, Shopa & Co
----------------------------------
Wilmington, Delaware
June 16, 2006

                 ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2005

                                                                   Non-
                                                                participant          Participant              Loan
                                             Total               Directed             Directed                Fund
                                          -----------          -----------          -----------           -----------
ASSETS

Investments, at fair
  value:

    Cash                                  $     3,204          $         0          $     3,204           $         0
    Artesian Resources
      Corp. Class A non-
      voting common stock                   2,206,813            1,222,677              984,136                     0
    Collective trusts                       1,383,896              603,902              779,994                     0
    Mutual funds                           16,781,143            5,065,847           11,715,296                     0

Investments, at cost
  Which approximate fair
  value:

    Loans to participants                     183,216                    0                    0               183,216
                                          -----------          -----------          -----------           -----------

Total investments                          20,558,272            6,892,426           13,482,630               183,216

Contribution receivable:

    Employer                                  129,204              129,204                    0                     0
    Participants                                    0                    0                    0                     0
                                          -----------          -----------          -----------           -----------

Total assets                               20,687,476            7,021,630           13,482,630               183,216


LIABILITIES                                         0                    0                    0                     0
                                          -----------          -----------          -----------           -----------


NET ASSETS AVAILABLE
  FOR BENEFITS                            $20,687,476          $ 7,021,630          $13,482,630           $   183,216
                                          ===========          ===========          ===========           ===========


               See accompanying notes to the financial statements.

                 ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2004


                                                                   Non-
                                                                participant          Participant              Loan
                                             Total               Directed             Directed                Fund
                                          -----------          -----------          -----------           -----------
ASSETS

Investments, at fair
  value:

    Cash                                  $     2,960          $         0          $     2,960           $         0
    Artesian Resources
      Corp. Class A non-
      voting common stock                   1,995,789            1,110,768              885,021                     0
    Collective trusts                       1,256,301              558,588              697,713                     0
    Mutual funds                           13,994,463            4,248,744            9,745,719                     0

Investments, at cost
  Which approximate fair
  value:

    Loans to participants                     253,113                    0                    0               253,113
                                          -----------          -----------          -----------           -----------

Total investments                          17,502,626            5,918,100           11,331,413               253,113

Contribution receivable:

    Employer                                  123,286              123,286                    0                     0
    Participants                                    0                    0                    0                     0
                                          -----------          -----------          -----------           -----------

Total assets                               17,625,912            6,041,386           11,331,413               253,113


LIABILITIES                                         0                    0                    0                     0
                                          -----------          -----------          -----------           -----------


NET ASSETS AVAILABLE
  FOR BENEFITS                            $17,625,912          $ 6,041,386          $11,331,413           $   253,113
                                          ===========          ===========          ===========           ===========


               See accompanying notes to the financial statements.

                 ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2005

                                                                   Non-
                                                                participant          Participant             Loan
                                             Total               Directed             Directed               Fund
                                          -----------          -----------          -----------          -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

Net investment income:
    Artesian Resources
      Corp. Class A non-
      voting common stock
      - dividends                         $    62,826          $    35,585          $    27,241          $         0
    Interest and dividend
      income from other
      investments                             462,505              180,957              281,548                    0
    Interest income from
      Participant loans                        14,793                    0                    0               14,793
Net appreciation in fair
  value of investments                      1,255,857              341,334              914,523                    0
Contributions:
    Employer                                  753,358              486,265              267,093                    0
    Participants                              858,028                    0              858,028                    0
                                          -----------          -----------          -----------          -----------

                                            3,407,367            1,044,141            2,348,433               14,793

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:

Administrative expenses                             0                    0                    0                    0
Participant distributions                     345,803               63,897              226,275               55,631
Transfers, net                                      0                    0                    0                    0
Loan transaction
  transfers, net                                    0                    0              (29,059)              29,059
                                          -----------          -----------          -----------          -----------

                                              345,803               63,897              197,216               84,690
                                          -----------          -----------          -----------          -----------

NET INCREASE (DECREASE)                     3,061,564              980,244            2,151,217              (69,897)

NET ASSETS AVAILABLE
  FOR BENEFITS:

    BEGINNING OF YEAR                      17,625,912            6,041,386           11,331,413              253,113
                                          -----------          -----------          -----------          -----------

    END OF YEAR                           $20,687,476          $ 7,021,630          $13,482,630          $   183,216
                                          ===========          ===========          ===========          ===========


               See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE  1           DESCRIPTION OF THE PLAN

                  GENERAL

                  Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company's Board of Directors. Plan administration expenses may be paid out of the plan unless paid by the Company. The Company paid all such expenses incurred during 2005. (Note 3)

                  PARTICIPATION, VESTING AND WITHDRAWALS

                  Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to the IRC limitation of $14,000 ($18,000 for participants age 50 and older) for all deferrals under all plans in 2005 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2005.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                  The Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contributions were made for 2005.

                  Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

                           Years of Service               Vested Percentage
                           ----------------               -----------------
                           Less than 2                             0%
                           2 but less than 3                      20%
                           3 but less than 4                      40%
                           4 but less than 5                      60%
                           5 but less than 6                      80%
                           6 years or more                       100%

                  Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

                  The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                      o Only employees as of April 26, 1994 are eligible for participation.

                      o A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

                           Years of Service            % of Compensation
                           ----------------            -----------------
                                  1-5                               2%
                                  6-10                              4%
                                 11-20                              5%
                                over 20                             6%

                      o Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                           Years of Service            Vested Percentage
                           ----------------            -----------------
                           Less than 2                              0%
                           2 but less than 3                       20%
                           3 but less than 4                       40%
                           4 but less than 5                       60%
                           5 but less than 6                       80%
                           6 years or more                        100%

                      o Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  DESCRIPTION OF THE PLAN (CONT'D.)

                  INVESTMENT ELECTIONS

                  Participants may allocate basic and matching contributions among the various mutual fund investments and/or the Company's Class A non-voting common stock.

                  Participants may elect an allocation among one or more of the investment funds in multiples of one (1) percent with a minimum investment of one (1) percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.


                  LOANS

                  Participants may borrow from the Plan under the following guidelines:

                            - A participant may borrow as much as 50 percent of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

                            - Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

                            - The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the plan to the participant.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  DESCRIPTION OF THE PLAN (CONT'D.)

                  LOANS (CONT'D.)

                            - Interest rates on loans are prime plus one percent at the date of the loan.

                            - As loans are repaid to the plan, the total payment, principal plus interest, is credited back to the participants account.

                  As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net transfer into Participant Loans for the year ended December 31, 2005 was made up of:

                               New loans                             $ 51,094
                               Loan repayments                        (65,360)
                               Transfer of interest income            (14,793)
                                                                     ---------
                                                                     $(29,059)
                                                                     =========

                  BENEFITS

                  Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  DESCRIPTION OF THE PLAN (CONT'D.)

                  TERMINATION

                  The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


NOTE  2           SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF ACCOUNTING

                  For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.


                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005





SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  INVESTMENT VALUATION AND INCOME RECOGNITION

                  Plan assets held in mutual funds and the Company's Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices. Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.

                  In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                  PARTICIPANT DISTRIBUTIONS

                  Participant distributions are recorded when paid.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


                  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  INCOME TAXES

                  The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

NOTE  3           PLAN ADMINISTRATION EXPENSES

                  Plan administration fees are based on asset value and number of participants. The Plan invests in various mutual funds with revenue-sharing agreements that help to offset fees. The Company paid the following net plan expenses on behalf of the Plan in 2005:

                               Fees charged to the Plan         $  77,015
                               Revenue-sharing offsets            (52,234)
                                                                ---------

                               Net plan expenses                $  24,781
                                                                =========

NOTE  4           CREDIT RISK

                  The Plan has $3,204 in mutual fund money market accounts at December 31, 2005 ($2,960 in 2004). These funds are fully insured by the Securities Investor Protection Corporation
                  (SIPC).


NOTE  5           MARKET RISK

                  All investments in the Plan, including holdings in the Company's Class A non-voting common stock, are subject to market risk.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE  6           INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS
                    AVAILABLE FOR BENEFITS

                  During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                      Artesian Resources Corp. Class A
                           non-voting common stock                $   104,486
                      Collective Trusts                                43,981
                      Mutual funds                                  1,107,390
                                                                  -----------
                                                                  $ 1,255,857
                                                                  ===========

                  The following investments each represent 5% or more of the net assets available for benefits at December 31:

                                                                2005 *        2004 *
                                                             -----------   -----------
                  Common Stocks
                      Artesian Resources Corp.
                           Class A non-voting
                           common stock                      $ 2,206,813   $ 1,995,789

                  Collective Trusts
                      Gartmore Morley Trust Co.
                           Stable Value Fund                   1,383,896     1,256,301

                  Mutual Funds
                      American Funds Growth
                           Fund of America A                 $ 4,459,847   $ 3,714,650
                      Davis Funds NY Venture A                 4,548,589     4,056,245
                      Dodge & Cox Funds
                           Stock Fund                          2,991,141     2,563,932
                      PIMCO Funds Total Return
                           Fund Admin                          1,561,024     1,288,336
                      Templeton Funds
                           Foreign Fund R                      1,232,589       989,095

                      * Includes both non-participant directed and participant directed funds


                  Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE  7           RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H
                    OF FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Schedule H of Form 5500:

                                                     2005            2004
                                                  -----------     -----------

                      Net assets available
                      for benefits per the
                      financial statements        $20,687,476     $17,625,912

                      Amounts allocated to
                      withdrawing participants            -               -
                                                  -----------     -----------

                      Net assets available for
                      benefits per Schedule H
                      to the Form 5500            $20,687,476     $17,625,912
                                                  ===========     ===========

                  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

                      Benefits paid to participants
                      per the financial statements                 $  345,803

                      Add:   Amounts allocated to
                      withdrawing participants at
                      December 31, 2005                                     -

                      Less:  Amounts allocated to
                      withdrawing participants at
                      December 31, 2004                                     -
                                                                   ----------

                      Benefits paid to participants
                      per Schedule H of Form 5500                  $  345,803
                                                                   ==========

                            SUPPLEMENTARY INFORMATION

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO.: 003
  SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AT END OF YEAR AS OF DECEMBER 31, 2005


(a) (b) Identity of issue, borrower,      (c) Description of investment including maturity date,                   (e) Current
              lessor or similar party         rate of interest, collateral, par or maturity value     (d) Cost**      Value **
    ---------------------------------         ---------------------------------------------------     -----------  ------------
    Cash
    ----
    Investment                                Liquidity Fund                                         $     3,204     $     3,204

    Common Stocks
    -------------
*   Artesian Resources
    Corporation                               Class A non-voting common stock                          1,686,485       2,206,813

    Collective Trusts
    -----------------
    Gartmore Morley Trust Co                  Stable Value Fund                                        1,289,741       1,383,896

    Mutual Funds
    ------------
    American Funds                            Growth Fund of America A                                 3,019,970       4,459,847
    Calamos                                   Growth A                                                   387,844         500,921
    Columbia Funds                            Acorn Z                                                    420,722         557,069
    Columbia Funds                            Mid Cap Value A                                             43,501          43,080
    Davis Funds                               New York Venture A                                       3,059,338       4,548,589
    Dodge & Cox Funds                         Balanced                                                    75,329          82,604
    Dodge & Cox Funds                         Stock Fund                                               2,159,985       2,991,141
    Lord Abbett                               Mid-Cap Value A                                            385,617         436,880
    PIMCO Funds                               Total Return Fund Admin                                  1,591,121       1,561,024
    Royce                                     Low-Priced Stock                                           290,754         367,399
    Templeton Funds                           Foreign Fund R                                             940,605       1,232,589
                                                                                                     -----------     -----------
                                                                                                      12,374,786      16,781,143
    Participant Loans
    -----------------
    Various Participants                      Interest rates range from 5.00%
                                              to 10.50%, can borrow up to 50%
                                              of account balance, repayment
                                              terms range from 5 to 15 years,
                                              secured by vested account balance                                0         183,216
                                                                                                     -----------     -----------
                                                                                                     $15,354,216     $20,558,272
                                                                                                     ===========     ===========

* Identifies the party as a "Party in Interest".
** Includes both nonparticipant directed and participant directed funds.